February 3, 2006

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Corinthian Colleges, Inc.
Form 10-K for the fiscal year ended June 30, 2005
Filed September 13, 2005
File No. 0-25283

Ladies and Gentlemen:

Set forth below are the responses of Corinthian Colleges, Inc. (“Corinthian,” the “Company” “we,” “us” or words to similar effect) to the staff’s letter to Mr. Jack D. Massimino, dated January 19, 2006 (the “Follow-up Letter”). Reference is also made to our previous letter, dated December 22, 2005, in response to the staff’s original comment letter to Mr. Massimino dated November 29, 2005 (the “Initial Letter”). For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff’s Follow-up Letter. References in this letter to the “Amended 10-K” are a reference to the Form 10-K/A that we will file via EDGAR.

Management’s Discussion and Analysis

Restatement of Previously Issued Financial Statements, pages 37-38

1. Unlike traditional higher education institutions which generally have only three or four different times per year when students can start classes, each of our diploma-granting schools have several “starts” per month, with the start dates generally being equally spread throughout the month. With more than half of our schools offering diploma programs, we thus have hundreds of discrete “starts” per month occurring throughout our diploma schools. The Company’s prior revenue recognition practice for diploma programs was to recognize revenue on a monthly basis, where the Company recognized a full month of revenue during the first month of attendance for each student regardless of when the student started during the month, on a pro rata basis over the course of the student’s period of instruction. As we noted in our response to the staff’s comment 2 in the Initial Letter, we concluded during the fourth quarter of fiscal 2005 that this monthly revenue recognition methodology was insufficiently granular in that it recognized a disproportionate amount of revenue in the first month of attendance when students started later in the month. We restated results for prior periods when we changed our monthly recognition methodology to the mid-month convention, whereby only a half month of revenue is recognized in both the initial month and the final month of attendance, and a full month of revenue is recognized for all intervening months.

In determining whether the mid-month convention was appropriate, we considered both the mid-month convention and a daily recognition convention from both a conceptual and a practical perspective. Since our starts are generally equally spread throughout the month, a “mid-month” convention is conceptually appropriate because any theoretical “over-recognition” of revenue for students who start in the latter half of a month would be equally offset by “under-recognition” of revenue by students who start in the first half of the month. The Company has multiple electronic student information systems. From a practical perspective, the Company’s legacy student information system for diploma programs could be reprogrammed to recognize revenue on a mid-month basis, but it was cost prohibitive to reprogram the system to recognize revenue on a daily basis. In order to check whether both methods provided substantively similar results, the Company manually calculated on a sample basis the amount of revenue which would have been earned utilizing a daily recognition convention and compared it to the revenue earned based on a mid-month convention. The two calculations resulted in no material differences. As we noted in our response to the staff’s comment 21 in the Initial Letter, we believe it would be impractical to perform such manual calculations required to quantify the differences between a mid-month and a daily revenue recognition system on an ongoing basis for future filings, although we believe the difference would be immaterial based on both our conceptual analysis and the sample quantitative verification we performed.

Results of Operations, page 43

2. Online education is part of our growth strategy because it provides additional convenience, scheduling and personal preference options for our students and potential students. Indeed, in order to remain competitive with other for-profit companies and traditional higher education institutions, many of whom offer an online alternative to their students, we believe we must provide online education as one of our delivery models. We do not believe that the online delivery model is significantly impacting our revenues from traditional classroom programs. More importantly, however, we simply cannot envision any reasonable methodology by which we could reliably quantify such impact, if any. By way of reference, Apollo Group, Inc. (NASDAQ: APOL) and Career Education Corporation (NASDAQ: CECO) have much larger online program offerings than we do. Although we have not conducted an exhaustive review, we have not identified any instance in their public filings in which they have attempted to quantify the impact, if any, of online enrollment on their respective revenues from traditional programs. Indeed, the growth in both online and traditional classroom enrollments for Corinthian, Apollo and Career Education would seem to belie any hypothesis that the growth in online programs is negatively affecting traditional classroom enrollments, since over the last three years all of these companies’ on-ground and online enrollments have both grown significantly.

3. Department of Education (“DOE”) financial responsibility ratios are not included in our income statement, balance sheet or cash flow statement. Accordingly, we do not believe the methodology we use in those calculations would be appropriate to include in our critical accounting policies. We do agree, however, that compliance with such ratios is important to our business, much as the compliance with financial covenants included in most credit agreements is important to the business of the companies with such debt instruments. Because corporate allocations are a component in the computation of financial responsibility ratios for our schools, as we noted in our response to the staff’s comment 8 to the Initial Letter, we will enhance our disclosure of the computation of these ratios in the Amended 10-K. Please see the additional language on page 26 of the Amended 10-K (which is shown on the underscored text below):

Financial Responsibility Standards. All institutions participating in the Title IV Programs must satisfy a series of specific standards of financial responsibility. Institutions are evaluated for compliance with those requirements in several circumstances, including as part of the DOE’s recertification process and also annually as each institution submits its audited financial statements to the DOE. As part of the evaluation of an institution’s financial responsibility, the DOE calculates three financial ratios for an institution: an equity ratio, a primary reserve ratio, and a net income ratio. Each ratio is scored separately and then combined to determine the institution’s financial responsibility. If an institution’s composite score is below the minimum requirement for unconditional approval (which is a score of 1.5) but above a designated threshold level (the “Zone,” which is 1.0 to 1.4), such institution may take advantage of an alternative that allows it to continue to participate in the Title IV Programs for up to three years under additional monitoring and reporting procedures but without having to post a letter of credit in favor of the DOE. If an institution’s composite score falls below the minimum threshold level of 1.0 or is in the Zone for more than three consecutive years, the institution may be required to post a letter of credit in favor of the DOE.

For fiscal 2005, our calculations reflect that all of our schools exceed the requirements for financial responsibility on an individual basis, with composite scores ranging from 1.5 to 3.0. For purposes of performing such calculations on an individual school basis, the Company makes certain allocations of corporate cash to the individual campuses. Also, our company, on a consolidated basis, meets the requirements with the composite score of 2.06.

4. We did not mean to imply in our response to Comment 16 of the Initial Letter that we were not entitled to payment of revenue if students discontinue their education prior to determination of eligibility for financial aid funds, or that we are not reasonably assured of collection in such circumstances. While untimely processing of financial aid packaging would generally mean that students who dropped out prior to being approved for financial aid could not use any financial aid to satisfy their obligations to us, we are still entitled to receive, and the student is still obligated to pay, tuition for the relevant period of enrollment. If we cannot collect funds from the federal government on behalf of the student, we must collect those funds directly from the student, or the student must obtain alternative lending sources. We have a consistent record of being able to collect directly from students or their alternative lending sources, evidenced by the fact that approximately 21.7% of our revenues (on a cash basis) were collected from non-Title IV sources in fiscal 2005. Accordingly, even without access to a student’s financial aid, we are still reasonably likely to collect from those students within the meaning of SAB 104. Overall, we have historically collected approximately 95% of all of our billings.

Additionally, on further reflection we believe the proposed additional language we included in the initial response was unduly narrow in its description of the reasons for our higher bad debt expense during the year. While untimely processing of financial aid packaging was one of the reasons, we believe that high employee turnover during the year resulted in a less experienced workforce that was not as efficient in several facets of our collection efforts, including financial aid processing. We have revised the MD&A section in the Amended 10-K accordingly. Please see the revised language on page 44 of the Amended 10-K (which is shown on the underscored text below):

Educational Services. Educational services expenses include direct operating expenses of the schools consisting primarily of payroll and payroll related expenses, rents, occupancy, supplies expenses, bad debt expense and other educational related expenses. As a percentage of net revenues, educational services expenses increased from 52.7% of revenues in fiscal 2004 to 55.6% of revenues in fiscal 2005. The increase, as a percent of revenues, was due primarily to higher bad debt expense, depreciation, wages and occupancy costs. The increase in depreciation, wages and occupancy costs as a percentage of revenues was a result of a lower level of utilization of our facilities in fiscal 2005 as compared to fiscal 2004. As of June 30, 2005, we had approximately 68 square feet of school space per student as compared to 63 square feet of school space per student as of June 30, 2004. As the costs of operating our facilities are largely fixed in nature, this lower level of capacity utilization negatively affects educational services expenses as a percent of revenues. Educational services expenses increased $116.2 million, or 27.7%, from $419.3 million in fiscal 2004 to $535.5 million in fiscal 2005. The increase in educational services expenses was due primarily to additional wages, occupancy costs, bad debt expense and depreciation expense. Bad debt expense in fiscal 2005 amounted to $46.9 million and 4.9% of net revenues, compared to $30.7 million or 3.9% of net revenues in fiscal 2004. We believe the reasons for the increase in bad debt expense are largely operational in nature, related primarily to inefficient financial management at some of our schools that experienced higher employee turnover during the year. This inefficiency included untimely processing of financial aid packaging and less effective collection efforts directly from students. Additionally, during fiscal 2005, 103 new programs were adopted into existing schools, including 71 program adoptions into our campuses in the U.S. and 32 program adoptions into our campuses in Canada. During fiscal 2004, we adopted 147 programs into existing schools.

Conclusion

We have included our proposed changes to the Amended 10-K in the text above. Pending any remaining comments from the staff, we will incorporate these additional changes into the prior draft of the Amended 10-K we previously provided to the staff on a supplemental basis and will file the Amended 10-K via EDGAR as soon as we have obtained an updated consent from our independent auditors. Since we are in the process of completing our Report on Form 10-Q for the quarter ended December 31, 2005 and expect to file it by February 9, 2006, we would like to file the Amended 10-K at about that same time.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that Corinthian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (714) 427-3000, ext. 621, with any questions regarding this letter.

Very truly yours,

/S/ ROBERT C. OWEN
Robert C. Owen Senior Vice President and Chief Accounting Officer

cc:	Mr. Jack Massimino
Mr. Kenneth Ord
Ms. Sally Anderson
Stan A. Mortensen, Esq.

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